BEMIS COMPANY, INC.

One Neenah Center
4th Floor, P.O. Box 669
Neenah, Wisconsin  54956-0669

October 20, 2006
Via EDGAR and Federal Express

Securities and Exchange Commission
Attention:  Morgan Youngwood
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5553

Re:	Bemis Company, Inc.—File No. 001-05277
Form 10-K for the fiscal year ended December 31, 2005, filed March 15, 2006
Form 10-Q for the quarterly period ended March 31, 2006, filed on May 10, 2006
Form 10-Q for the quarterly period ended June 30, 2006, filed on August 9, 2006
Forms 8-K, filed on July 27, 2006, April 27, 2006, January 27, 2006, and January 25, 2006

Ladies and Gentlemen:

On behalf of Bemis Company, Inc. (the “Company”), I am responding to the letter dated September 15, 2006 from Stephen Krikorian, Accounting Branch Chief of the Division of Corporation Finance to Gene C. Wulf, Senior Vice President and Chief Financial Officer of the Company, with respect to comments on the above-referenced filings.

To facilitate your review I have included the SEC staff’s comments below in italics, followed by the Company’s response.

10-K filed for the fiscal year ended December 31, 2005

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations

Presentation of Non-GAAP Information, page 10

1.                                       We note your inclusion of measures of segment operating profit as part of your non-GAAP reconciliations. Tell us how you considered the guidance in Question 19 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003 (FAQ) in determining the presentation of these amounts.

Response:  In our MD&A immediately after our ‘Three-year review of results’ we include a section titled ‘Presentation of Non-GAAP Information’.  In that section we present operating profit as reported by segment which we then adjust to arrive at a non-GAAP measure.  A reconciliation of segment operating profit as reported to the non-GAAP operating profit measure is provided in this section.  In Note 13 to our financial statements we present a reconciliation of segment operating profit as reported to consolidated income before income taxes.

Question 19 of the FAQ states that if the first discussion of the segment profit or loss measure precedes the financial statements there should be either a presentation of the FASB Statement 131 required information in the MD&A or a cross reference to the footnote.  We acknowledge that our presentation of segment operating profit near the beginning of our MD&A does not include such a reconciliation or cross reference.  Accordingly, we will include in future filings a cross reference to our segment footnote disclosure which includes the appropriate reconciliation.

Question 19 of the FAQ also requires in the segment discussion in the MD&A a complete discussion of the reconciling items that apply to the particular segment being discussed.  In Note 13 to our financial statements we exclude general corporate expenses, interest expense and minority interest in net income from our measure of segment profitability.  We do not believe these items are relevant to segment profitability and accordingly are presented in Note 13 as a reconciling item from total operating profit to arrive at income before income taxes.  We will include in future filings near the beginning of our MD&A  an appropriate cross reference to our FASB Statement 131 segment disclosures.

2.                                       Tell us how your presentations of non-GAAP operating profit, operating profit as a percentage of net sales and earnings per share meet the requirements of Item 10(e)(i)(C) and (D).

Response:  Item 10(e)(1)(i)(C) requires a registrant to include a statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information  to investors.  In the paragraph under the heading ‘Presentation of  Non-GAAP Information’ we indicate that the information is being provided to assist in an investor’s understanding of the impact of our restructuring initiative and certain non-recurring gains and costs on the comparability of our operations.  We believe that the non-GAAP information is useful to an investor’s understanding of the comparability of our results of operations.

We believe the adjusting items presented are the result of events, transactions or circumstances that are not indicative of our ongoing operations and operating performance.  These costs incurred and gains realized were not representative of the company’s historical trends and future expected performance.  These costs and gains are not indicative of our underlying core business operating results.  Accordingly, presentation of these adjustments enhances an investor’s overall understanding of the sustainable short-term and long-term financial trends of our business.  For these reasons, we believe that the non-GAAP information is useful to an investor’s understanding of the comparability of our results of operations.

In regards to Item 10(e)(1)(i)(D), our management evaluates segment results based on our reported results but also takes into consideration segment performance excluding the non-recurring charges and gains.  As set forth in Note 13 however segment operating profit is ultimately based on our reported GAAP results inclusive of all charges and gains, consistent with the guidance of paragraph 30 of FASB Statement 131.

After further reflection on our inclusion of non-GAAP measures in our periodic reports, we have decided to remove all presentations of non-GAAP operating profit, operating profit as a percentage of net sales and earnings per share from our future periodic reports.

3.                                       With regard to your adjustments to eliminate restructuring and related charges (income) from operating profit and earnings per share, tell us how you considered the requirements of Item 10(e)(l)(ii)(B) of Regulation S-K and the guidance in Questions 8, 9 and 11 of the FAQ. In this regard, we note that you recorded similar charges during 2003 and during the first six months of 2006 and that you intend to record additional restructuring charges in the future.

Response:  In 2003 we began restructuring initiatives that included the closing of five plants.  The plants were closed in 2003 and early 2004 and customer order fulfillment was absorbed by other facilities.  In the first quarter of 2006 we began another restructuring initiative that included the proposed closure of six plants.

Item 10(e)(1)(ii)(B) prohibits adjusting a non-GAAP performance measure to eliminate items when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Question 9 of the FAQ indicates that staff practice has been to object to the use of non-GAAP financial measures that eliminate the effect of recurring items by describing them as non-recurring.  In response to both Item 10 and Question 9 of the FAQ, we do not believe, based on our facts and circumstances, that our restructuring charges are recurring charges.

We do not believe that the restructuring initiatives discussed above create a pattern of recurring restructuring charges.  The separate restructuring initiatives were unrelated, unanticipated and necessitated by unforeseen business conditions as described further below.  We do note that a portion of the costs of the earlier restructuring initiative did overlap within two years of the beginning of the later restructuring initiative.  This factor viewed in isolation could indicate a pattern of recurring similar charges.  It is important to note however that the majority of the costs were separated by more than two years and we believe that the facts viewed in their entirety do not establish a pattern of restructuring charges.

Similarly we do not anticipate at this time any new restructuring initiatives.  The 2006 restructuring plans were necessitated by very competitive market conditions.  Increasing raw material costs and volatility in raw material prices (primarily oil and natural gas based resin products) had a significant impact on our profitability.  In response to these pressures management focused its efforts on increasing manufacturing efficiencies that led to the planned closure of the older and less efficient facilities.  We believe that our least efficient facilities have now been closed.  Absent any unusual or unexpected business conditions, we do not expect or foresee any additional restructuring initiatives in the near term.

Question 11 of the FAQ suggests that the use of per share non-GAAP financial measures would be allowable but should include disclosure as to how the information is meaningful to investors.  We believe that presenting per share amounts of restructuring and similar charges provides a simple and convenient method of comparing core operating results to prior years and also future expected performance.  Further, we believe that our reconciliation of GAAP to non-GAAP earnings per share is clearly stated and meets the spirit and intent of Question 11 of the FAQ.

We believe it to be useful to our investors to continue to present our results of operations in a similar manner in future filings.  We recognize however the staff’s views regarding our presentation of these charges and we will modify this presentation of non-GAAP measures in our future filings.  We will no longer present non-GAAP financial measures that adjust for restructuring charges and related charges or gains in our periodic reports (on Forms 10-Q and Form 10-K) filed with the SEC.  This would include adjusting for restructuring charges as well as any other non-recurring charges and gains.

Our MD&A will continue to include a discussion of the impact of the restructuring initiative on our results, but we would not present the ‘as adjusted’ non-GAAP financial measure in our periodic reports.  We would therefore delete the reconciliation table at the beginning of the MD&A in our future filings with the SEC on Forms 10-Q and Form10-K.

4.                                       When presenting “as-adjusted” amounts you should clearly identify the amounts as non-GAAP measures.

Response:  In our tabular presentation of non-GAAP information we use section headings to identify non-GAAP information.  In the separate line items we label the non-GAAP amounts ‘as adjusted’.  Although we intend to eliminate certain non-GAAP financial measures in our future reports as explained in our responses to Comments #2 and #3 above, if we present any ‘as adjusted’ amounts in future filings we will add at the end of each of the line descriptions the phrase ‘non-GAAP’ as further identification of each of these amounts as non-GAAP measures.

5.                                       The above comments are also applicable to the presentations of non-GAAP measures included in your filings on Form 10-Q.

Response:  We note the applicability of the above comments to our quarterly filings on Form 10-Q.  We will include in all future quarterly filings on Form 10-Q any proposed modifications to our disclosures described above.

Results of Operations

Consolidated Overview, pages 11 and 12

6.                                       We note your presentation and discussion of consolidated “operating profit” throughout this section. This amount appears to represent the sum of segment measures presented in the footnotes to the financial statements. Presentation of this measure outside the context of a SFAS 131-required reconciliation is considered to represent a non-GAAP measure. Tell us how you considered the guidance in Question 21 of the FAQ in determining the compliance of this presentation with Item 10(e) of Regulation S-K.

Response:  We note that Question 21 of the FAQ states that the presentation of consolidated segment operating profit is a non-GAAP disclosure if presented in any context other than the FASB statement 131 required reconciliation in the footnote.  We further note that our presentation may not be in full compliance with the specific requirements of Question 21 of the FAQ.

Accordingly, we will not be including references to or discussions of  consolidated operating profit as part of our MD&A in our future periodic reports.

Note 4—Goodwill and Other Intangible Assets, page 28

7.                                       We note your disclosure on page 27 that intangible assets have been assigned estimated useful lives “ranging up to 30 years.” For each intangible asset category, tell us the weighted-average estimated useful life and describe the specific factors you considered in determining that lives of this length are appropriate.

Response:  In Note 4 to our financial statements, we provide detail in four categories of intangible assets.  For our significant business acquisitions, we engage third party valuation consultants to assist us in our determination of the expected cash flows and resulting values of the intangible assets acquired.  The assigned weighted-average estimated useful lives for the asset categories in Note 4 were determined as follows:

Contract Based—contract based intangible assets relate primarily to a long-term supply agreement and a covenant not to compete.  Each contract was evaluated based on the stated contractual life, with no renewal periods.  Cash flow projections were prepared for the periods that the assets are expected to contribute to the future cash flows of the company.  Estimated useful lives were then assigned to the assets in amounts not to exceed the shorter of the contractual life or stream of cash flows.  Based on these analyses the weighted-average estimated useful life for our contract based intangibles is 15.1 years.

Technology Based—technology based intangible assets are proprietary process based manufacturing know-how which were acquired in purchase business combinations and are related to and complement our core manufacturing technologies.  These acquired technologies relate to our historical long-term film extrusion, lamination and coating core technologies.  Estimated useful lives and related amortization were established based primarily on the periods over which the assets are expected to contribute to the future cash flows of the company.  Based on these analyses the weighted-average estimated useful life for our technology based intangible assets is 19.7 years.

Marketing Related—marketing related intangible assets are trademarks and tradenames acquired in our business acquisitions accounted for under the purchase method of accounting.  Estimated useful lives and related amortization were established based primarily on the expected periods that the assets would contribute to the future cash flows of the company.  Based on these analyses the weighted-average estimated useful life for our marketing related intangible assets is 23.0 years.

Customer Based—customer based intangible assets are the customer relationships acquired in our business acquisitions accounted for under the purchase method of accounting.  Cash flow projections were prepared and estimated useful lives and related amortization were determined based on the periods that the assets are expected to contribute to the future cash flows of the company.  Based on these analyses the weighted-average estimated useful life for our customer based intangible assets is 14.3 years.

Forms 8-K filed on July 27, April 27, January 27 and January 25, 2006

8.                                       Tell us how your presentations of non-GAAP operating profit and non-GAAP operating profit as a percentage of net sales meet the requirements of Item 10(e)(1)(i)(C) and (D). Tell us how you considered the guidance in Question 19 of the FAQ in determining the compliance of your presentation with Item 10(e).

Response:  We have previously included a short description about the non-GAAP financial measures included in the press releases attached to our Form 8-K’s that explains the reason we have provided the non-GAAP financial measures and information about the limitations of the non-GAAP financial measures.  In our future Form 8-K filings that include the disclosure of our financial results for a completed fiscal period, we intend to:

•                  Revise the paragraph entitled ‘Presentation of Non-GAAP Financial Measures’ in the press releases to read as follows:

“Presentation of Non-GAAP Information

Some of the information presented in this press release reflects adjustments to “As reported” results to exclude certain amounts related to the Company’s restructuring initiative.  This adjusted information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles in the United States of America (GAAP).  It is provided solely to assist in an investor’s understanding of the impact of the Company’s restructuring initiative on the comparability of the Company’s operations.  A reconciliation of the GAAP amounts to the non-GAAP amounts is included in this press release.  Additional details related to these non-GAAP disclosures are provided in the Form 8-K that the Company filed with the Securities and Exchange Commission on the date of this press release.”

•                  Include disclosure similar to the following under Item 2.02 of the related Form 8-K (the example below is representative of the disclosure we would have included in our Form 8-K filed on July 27, 2006):

“Use of Non-GAAP Financial Measures

The press release furnished as an exhibit to this report contains certain non-GAAP financial measures, including:

•                  Segment operating profit as adjusted

•                  Segment operating profit as adjusted as a percentage of net sales

•                  Diluted earnings per share as adjusted

Each of these measures excludes the impact of restructuring and related charges or income from the most directly comparable GAAP measure.  Management believes these adjusted measures are useful to investors because they assist an investor’s understanding of the impact of the Company’s restructuring initiative on the comparability of the Company’s operations from year-to-year.  Excluding the impact of restructuring and related charges also enables investors to compare our underlying operational results and trends before other charges that are considered by management to be non-recurring and do not relate to the Company’s core operations.  Management uses these adjusted measures to monitor and evaluate operating performance and also for internal planning purposes.  These measures are subject to certain limitations because they do not reflect all charges that were actually recognized by the Company in accordance with GAAP.  As a result, investors should consider these non-GAAP measures in addition to, and not as a substitute for, or superior to, financial performance measures presented in accordance with GAAP.  In addition, these adjusted measures may not be calculated in the same manner as adjusted measures presented by other companies.”

To the extent we include any other non-GAAP financial measures in our earnings releases, we will include disclosure explaining the reasons why our management believes the non-GAAP measures provide useful information to investors about our financial condition and results of operations and, to the extent material, disclosure of the additional purposes, if any, for which our management uses the non-GAAP financial measures.

To address Question 19 of the FAQ, we will provide the FASB Statement 131 required information under the subheading ‘Operating Profit and Pretax Profit’ from our segment footnote as a separate schedule to our press release.  The following is an example of the information that we would have included as a schedule to our press release for the three months ended June 30, 2006:

Flexible Packaging operating profit	$88.6
Pressure Sensitive Materials operating profit	14.8
General corporate expenses	(9.1)
Interest expense	(13.1)
Minority interest in net income	(1.0)
Income before income taxes	$80.2

Forms 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006

Presentation of Non-GAAP Information

9.                                       We note your positioning of non-GAAP information as the first item presented in MD&A. Tell us how you determined that such prominent placement complies with Item 10(e)(l)(i)(A) of Regulation S-K.

Response:  The positioning of the non-GAAP information as the first item presented in MD&A was not based on the relative importance of the information.   It was placed at the beginning of MD&A solely to facilitate subsequent references to that information in the MD&A to follow.

Item 10(e)(1)(i)(A) provides that if non-GAAP financial measures are presented, the registrant must also include a presentation, with equal or greater prominence, of the most directly comparable GAAP measure.  Our non-GAAP information is presented in tabular format along with the GAAP information.  In each case the first financial measure presented is the GAAP financial measure, which is then adjusted to a non-GAAP financial measure.  We believe this presentation of the GAAP financial measure meets the equal or greater prominence requirement of Item 10(e)(1)(i)(A).

However, as indicated in our response to Comments #2 and #3 above, it is our intention to modify our disclosures in future filings with the SEC to discontinue  the presentation of ‘as adjusted’ non-GAAP financial measures.

*                                         *              *              *              *

In responding to the staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 920-527-5042 if the SEC staff has any questions or concerns regarding this response.

BEMIS COMPANY, INC.

		By:	/s/ Gene C. Wulf
Gene C. Wulf
Senior Vice President and
Chief Financial Officer

cc:	Stephen Krikorian, Accounting Branch Chief
Jeffrey H. Curler, President and Chief Executive Officer
Bemis Company, Inc. Audit Committee
John D. Desmond, PricewaterhouseCoopers LLP